
05049078

entertainment. information. everywhere.

INFOSPACE
2004 ANNUAL REVIEW







infospace®

Mobile: The deepest content. The widest audience.

A leading producer and publisher of mobile media and information services, Infospace makes it possible for entertainment companies and content brands to reach the widest mobile audience with compelling content and marketing promotions.

INFOSPACE MOBILE FINANCIAL RESULTS (millions)

□ revenue
□ segment income[1]


$100
$80
$60
$40
$20
$28.0
$92.5
2003
2004
$30
$20
$10
$6.8
$25.6
2003
2004

Exceptional year-over-year segment performance was driven by growth in mobile media downloads.

PROJECTED MOBILE ENTERTAINMENT & INFORMATION INDUSTRY REVENUES[2]
(billions)

□ u.s. ringtones
□ global wireless gaming


$2.0
$1.5
$1.0
$0.5
$1.4
$0.3
2004
2008
$10.0
$7.5
$5.0
$2.5
$8.4
$1.7
2004
2008

As the wireless industry continues its dramatic growth, demand for mobile content and applications is expected to increase.

2004 was a transformational year for our Mobile business unit. Media downloads drove exceptional performance, with revenue growth of 231% year-over-year. However, the mobile media market is still at an early stage, with only about 10% of North American subscribers downloading content today.[3] We believe that adoption of download-capable handsets, high speed networks, and consumer awareness of mobile media services will continue to drive strong growth, and we are working to capitalize on the opportunities this will present for our Mobile business.

We have built a broad catalog of mobile entertainment and information content, including ringtones, graphics, and games, and we are continuously expanding it. To that end, in 2004 and early 2005 we acquired three companies in the fast growing mobile gaming space: Atlas Mobile (US), IOMO Limited (UK), and elkware GmbH (GER). Although ringtones comprise the largest mobile content category today, mobile gaming is growing rapidly. The global wireless gaming industry is expected to grow from approximately $1.7 billion in 2004 to about $8.4 billion in 2008.[2] With our recent acquisitions, Infospace now has a portfolio of more than 100 gaming titles, as well as core development, publishing, and porting capabilities.

Developing a rich content catalog is just part of the equation. We also specialize in licensing and digital rights management in order to protect our content partners' interests. To ensure wide distribution of our content, we have built partnerships with major mobile operators in the U.S. and Europe, including Cingular, T-Mobile, Verizon, Alltel, Vodaphone, Orange, O2, and Telefonica. Through these partnerships, and through our relationships with major handset manufacturers, we are capable of rendering and delivering content to hundreds of unique mobile devices. Finally, we offer a comprehensive turnkey portal infrastructure for mobile operators. We host the infrastructure, deck management, and subscription management services that enable carriers to deliver rich interactive mobile storefronts that promote brand loyalty and increase revenue per user.

Strategically, Infospace is focused on reaching the largest possible mobile audience with the deepest content library. Through our unique capabilities, strong track record, and mobile expertise, we have the opportunity to harness the momentum of today's multi-billion-dollar mobile data market and to be a leader in the delivery of mobile entertainment and information.

1 Segment income excludes depreciation, amortization, allocation of certain corporate expenses, restructuring and other charges, and non-operating gains or losses.
2 Based on ARC Group and IDC data cited in Thomas Weisel Partners LLC report, January 2005
3 Datamonitor & Credit Suisse First Boston Wireless Report, 2004



Jim Voelker
Chairman and Chief Executive Officer

To Our Shareholders:

2004 was a year of growth and profitability for Infospace. Revenues, net income, and cash flow rose substantially year-over-year as our employees continued to execute our plan. Our market position improved via acquisitions in the online directory and mobile entertainment areas. We are proud to review our strong performance and our outlook for the future.

The decision to focus on two businesses — Search & Directory and Mobile — has produced good results and positioned us well. The online search industry continues to grow rapidly, and mobile is emerging as a major media and entertainment network.

Our financial performance for 2004 reflects the strength in these two markets, our strategic position, and the performance of our people. Revenue grew to $249 million in 2004, an increase of 89% over 2003, and income from continuing operations grew from a loss in 2003 to $51 million in 2004. We also further strengthened our balance sheet to finish the year with approximately $322 million in cash and marketable investments, with no debt.

Both business units contributed to our strong 2004 financial results. In Search & Directory, our private label search business was the strongest area of growth. Leveraging the strong monetization rates of metasearch, it generated most of the unit's 67% year-over-year revenue increase. We also benefited from product improvements at our owned and operated sites, which experienced growth in the last half of the year. Finally, through our acquisition of Switchboard Incorporated, we expanded our leading role in online directory, nearly doubling our traffic. Going forward, we will continue to focus on expanding our search business and capitalizing on the emerging online directory opportunity, leveraging our metasearch capabilities to connect online users with merchants everywhere.

Our Mobile business completed a transformational year, growing revenue 231% from $28 million in 2003 to $92.5 million in 2004. As a leading provider of mobile content downloads, we are a valuable partner to mobile operators and content owners because we provide critical competencies across the complex process of content acquisition, production, and delivery. Over the second half of 2004 and early 2005, we acquired three mobile gaming companies — Atlas Mobile, IOMO Limited, and elkware GmbH, which provide us a large portfolio of gaming titles; core development, publishing, and device porting capabilities; and critical distribution relationships with major mobile operators in North America and Europe. As demand for mobile media and entertainment grows, the complexity of content acquisition, rendering, and delivery will increase and become more challenging to manage. We believe we have the distribution, leadership, content, technology, and expertise necessary to ensure Infospace's important role in the mobile entertainment industry.

As we look ahead, Infospace is focused on expanding our audience both online and on mobile devices. We expect that the personalization and entertainment services that dominate the mobile market today will expand to include a robust mobile search and directory experience, where users will access the kind of information, commerce, and promotional services we see on the Internet. In 2005 and beyond, we will build on the extraordinary opportunities before us by leveraging our strengths and the convergence of our two businesses, and by making investments and returning value to our shareholders. We are pleased, but not satisfied, with our progress, and we look forward to continued growth and profitability in the years to come.

Sincerely,

Jim Voelker
Chairman and Chief Executive Officer

Infospace: Growing markets. Unique opportunities.

At Infospace, a sharpened focus on two dynamic, high-growth businesses — and the emerging possibilities presented by their convergence — has placed us in a position of leadership and opportunity.

Strong results from both Mobile and Search & Directory contributed to an outstanding year for Infospace. Revenue grew 89% year-over-year, and our profitability reached $51 million[6], compared to a net loss in 2003. Our balance sheet improved as well. We ended the year with $322 million in cash and marketable investments and no debt. These financial results reflect the growth we experienced in all aspects of our business, the expertise and performance of our employees, the fundamental strength of the markets we compete in, and the position of Infospace as a leader in those markets.

In 2005, we plan to continue to make investments that capitalize on the opportunities before us, whether they lie in technology, content, distribution or product innovation. On the Mobile side, we will focus on opportunities to expand our distribution relationships, grow our content portfolio, and innovate with technology. In Search & Directory, we are focused on refining our technology and broadening our content reach to yield a better user experience, and on expanding our audience. And overall, we will look for opportunities to leverage our unique combination of assets — to connect people everywhere with the entertainment and information they desire, and in turn connect Infospace and our shareholders with value and continued growth.

6 $51 million is 2004 income from continuing operations, which excludes the gain from the sale of Payment Solutions. Net income for 2004 was $82 million.

CONSOLIDATED ANNUAL REVENUE (millions)


$250
$200
$150
$100
$50
$132.2
$249.4
2003
2004

The strong performance of both business units contributed to significant revenue growth.

CONSOLIDATED ANNUAL INCOME FROM CONTINUING OPERATIONS (millions)


$60
$40
$20
$0
-$20
$51.0
-$9.1
2003
2004

Growth in revenue combined with better cost alignment resulted in a profitable 2004.



Search & Directory: The right technology. The best results.

Our mission is to make it faster and easier for consumers everywhere to locate information, products and services, businesses, and people online, while creating new and compelling revenue opportunities for our business partners.

INFOSPACE SEARCH & DIRECTORY FINANCIAL RESULTS (millions)



revenue
segment income[4]
$200
$150
$100
$50
$93.9
$156.8
2003
2004
$80
$60
$40
$20
$48.7
$68.6
2003
2004

Our private label business generated most of the strong growth for the segment.

PROJECTED U.S. SEARCH INDUSTRY REVENUE[5] (billions)



$10
$8
$6
$4
$2
$8.8
$4.1
2004
2008

The popularity of online search is expected to drive continued industry growth over the next several years.

We leverage our unique metasearch technology to bring together the best results from the best search engines on our network of popular destination Web sites. We partner with the leading search engines including Google™, Yahoo!®, FindWhat.com, and others. In addition, we make our products available as private-label solutions, and we power search and directory services at numerous other Web properties.

In 2004, Search & Directory continued its track record of strong performance, posting revenue growth of 67% year-over-year. Each component of the business contributed to the growth — through partner relationships, product improvements, acquisitions, and expanding markets.

Growth from existing partners, along with the development of new partner relationships, helped our private label (or distribution) business generate most of Search & Directory's year-over-year growth. We expect distribution to continue to grow in 2005 as more companies realize the value of a search product that reinforces their brands and keeps customers on their sites.

Our network of destination sites, which includes the award-winning Dogpile.com metasearch engine, experienced improved performance in 2004 as a result of technology enhancements. Web search remains one of the most popular activities on the Internet, and online advertisers have clearly discovered the value and efficiency of the medium.

Looking ahead, we will continue to use our understanding of the needs of online users and advertisers to inspire innovative and effective improvements in our technology.

Driven by the adoption of broadband services and a continuing shift in consumer behavior, the online yellow page market is experiencing significant growth. Through our acquisition of Switchboard Incorporated in the second quarter of 2004, Infospace expanded its leadership role in this evolving category. We are focused on creating a unique user experience by combining our metasearch capability with the industry-leading Switchboard platform to deliver the most comprehensive results available.

Going forward, we plan to take additional steps to enable consumers to access information everywhere, including launching an innovative mobile directory product. Our position as an industry leader, combined with our positive financial performance and the strength of our markets, provides Search & Directory with compelling opportunities for the coming year.

4 Segment income excludes depreciation, amortization, allocation of certain corporate expenses, restructuring and other charges, and non-operating gains or losses.
5 Thomas Weisel Partners LLC, January, 2005

DIRECTORS

James F. Voelker
Chairman and Chief Executive Officer
Infospace

Edmund O. Belsheim Jr.
Chief Administrative Officer
Infospace

John E. Cunningham IV
Clear Fir Partners, LP

Gen. Richard D. Hearney (Ret.)
Management Consultant

Rufus W. Lumry III
Acorn Ventures, Inc.

Lewis M. Taffer
Management Consultant

George M. Tronsrue III
Jericho Fund, LLC

Vanessa A. Wittman
Adelphia Communications Corporation

EXECUTIVE OFFICERS

James F. Voelker
Chairman and Chief Executive Officer

Kathleen H. Rae
President and Chief Operating Officer

David E. Rostov
Chief Financial Officer

Edmund O. Belsheim Jr.
Chief Administrative Officer and Director

Allen M. Hsieh
Chief Accounting Officer

Victor J. Melfi Jr.
Chief Strategy Officer

Brian T. McManus
Executive Vice President, Search & Directory

CORPORATE HEADQUARTERS

Infospace, Inc.
601 – 108th Avenue NE
Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com

SHAREHOLDER INFORMATION

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, WA 98104

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.655.6645
www.chasemellon.com

Investor Information
To request copies of Infospace's Form 10-K, Annual Review, or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our Web site at www.infospaceinc.com.

Annual Meeting
The annual meeting of Infospace shareholders will be held on Monday, May 9, 2005 at 10 a.m., at the Meydenbauer Center, 11100 NE 6th Street, Bellevue, Washington.



infospace®